[GLEN BURNIE BANCORP LETTERHEAD]

August 25, 2005

Via EDGAR and FEDEX

Joyce Sweeny, CPA
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   Glen Burnie Bancorp (the "Company")
      Form 10-K for the Fiscal Year ended December 31, 2004
      File No. 000-24047

Dear Ms. Sweeny:

I am writing to you in response to your letter of August 9, 2005 regarding the referenced file number. Below are the Company's responses to the comments raised.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

1.    Note 12 - Post-Retirement Health Care Benefits, page F-22

Background

      Prior to December 31, 2001, the Company's wholly-owned subsidiary, The Bank of Glen Burnie (the "Bank") provided health care benefits (the "Benefits") to employees who retire at age 65 with five years of full time service immediately prior to retirement and two years of participation in the Bank's medical benefits plan. During 2001, the Bank amended the Benefits plan to include the Bank's then-current Board of Directors and their spouses and the spouses of current retirees. For the Company's fiscal year ended December 31, 2001, the Company accrued $1,075,675 to cover the actuarially projected cost of the Benefits plan. During 2002, the Bank concluded that the Benefits plan, as then in effect, was not economically feasible for the Company and, during the first quarter of 2002, the Bank again amended the Benefits plan, effective December 31, 2002, to provide that only retired employees and directors and their spouses as of December 31, 2002 will be eligible to receive Benefits, and all Benefits to participants will terminate on December 31, 2006.

Joyce Sweeny, CPA
Division of Corporation Finance
Securities and Exchange Commission
August 25, 2005

Page 2


Who is affected by the termination of Benefits?

      Two groups of the Bank's employees are affected by the amendment to the Benefits plan:

      o Eligible former employees and directors who were retired as of December 31, 2002 and their spouses (12 individuals in the aggregate), would have received lifetime Benefits prior to the 2002 amendment. As amended, this group will continue to receive Benefits only through December 31, 2006.

      o Eligible employees and directors who had not retired by December 31, 2002 and their spouses (111 individuals in the aggregate as of December 31, 2002), would have received, upon retirement, lifetime Benefits prior to the 2002 amendment, assuming eligibility at the time of retirement. As amended, this group will not receive any Benefits under the Benefits plan.

When are the Benefits expected to be paid?

      For those individuals still eligible to receive Benefits following the 2002 amendment, the benefits under the Benefits plan will be paid out as the medical insurance premiums are incurred pursuant to the terms of the Benefits plan through December 31, 2006.

How and when does the Company plan to settle the Bank's post-retirement benefit obligations?

      On December 31, 2002, based on an actuarial projection, the Company accrued $269,955 to cover the premiums payable for the Benefits through December 31, 2006. During each subsequent year, the Bank pays the premiums on the health insurance provided pursuant to the Benefits plan. On December 31 of each year thereafter, the Company adjusts the amount in the accrual to reflect the updated actuarial projection.

How did the Company determine that the plan amendment was a curtailment?

      The Company determined that the 2002 amendment to the Benefits plan was a curtailment in accordance with SFAS 106, paragraph 96.

How did the Company determine the amount of the net curtailment gain?

      The Company obtained an actuarial valuation of the Benefits plan as of December 31, 2002. In accordance with that calculation, the Bank's postretirement Benefits accrual as of December 31, 2001, prior to the 2002 amendment, was $1,075,675, and the accrual as of December 31, 2002, following the 2002 amendment, was $272,812. The difference of $802,863 was adjusted by $39,220 to reflect the excess premium contribution for 2002, resulting in a net curtailment gain of $763,643.

Joyce Sweeny, CPA
Division of Corporation Finance
Securities and Exchange Commission
August 25, 2005

Page 3


What was the Company's basis for recognizing the net curtailment gain in 2002?

      The Company recognized the net curtailment gain in 2002 in accordance with SFAS 106, paragraph 99.

General

      The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you require any further information or have additional comments, please contact me.

Sincerely,

GLEN BURNIE BANCORP


/s/ John E. Porter
--------------------------------
John E. Porter
Chief Financial Officer

cc:   Mr. F. William Kuethe, Jr.
      Chief Executive Officer

      Nancy Maloney, Staff Accountant